
September 25, 2020

Ian Huen
Chief Executive Officer and Executive Director
Aptorum Group Ltd
17 Hanover Square
London W1S 1BN, United Kingdom

> **Re: Aptorum Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 24, 2020**
> **File No. 333-248743**

Dear Mr. Huen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed September 24, 2020

Cover Page

1. We note your response to our prior comment number 1. As required by Item 501(b)(8)(iii) of Regulation S-K, please revise the cover page of the prospectus to expressly provide the date that the offering will end.

2. We note your revised disclosure in response to prior comment 1 that you do not have an arrangement to place the proceeds from this offering in an escrow, trust or similar account, and that the funds will be immediately available to you and not refunded. Please further expand on your disclosure by explaining the significant risks to investors that arise from not having such arrangements in place.

       Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Life Sciences

cc: Louis Taubman